                               [LOGO]

October 2, 1997

Dear Shareholder:

    The Board of Directors of CTG Resources, Inc. ("CTG" or the "Company") at its September meeting approved a financial recapitalization plan designed to maximize shareholder value in the long-term and position our Company to compete more effectively as the energy industry is deregulated and becomes more competitive.

    The recapitalization is based on the combination of a voluntary share repurchase program and a repositioning of the cash dividend. The short-term objective is to increase earnings per share and in the longer term provide increased internal cash flow which will be retained to grow our Company.

    The plan includes: (a) a tender offer (the "Offer") by The Energy Network, Inc. ("TEN"), a wholly-owned subsidiary of CTG, to purchase up to 1.8 million shares, or 17 percent, of CTG's outstanding common stock; and (b) a reduction in CTG's current quarterly dividend from $0.38 per share ($1.52 annually) to $0.25 per share ($1.00 annually).

    The Offer will be effected through what is called a "Dutch auction" at a price of not less than $23.50 or more than $27.00 per share in cash. The approximate $50 million transaction will be financed by a combination of a term loan and revolving bank debt. All shareholders who elect to tender their shares will receive the same price for the shares purchased by TEN.

    The new quarterly dividend rate of $0.25 per share will be payable on December 19, 1997 to shareholders of record on December 5, 1997. Future dividend action will be guided by, among other factors, a target of paying out, on average, 50 to 55% of the earnings of the Company. The Board of Directors of CTG believes that a dividend target of 50 to 55% of earnings is more consistent with companies operating today in a competitive environment.

    We believe that the time has come to move faster in the unregulated arena, which creates a need for greater financial flexibility. We propose to achieve that flexibility by reducing the number of shares outstanding and lowering CTG's dividend which in turn will increase the amount of internally-generated cash flow that is retained for reinvestment by our Company.

    Because earnings are limited and growth is impacted by economic conditions in our natural gas delivery business, we have for some time emphasized new ventures in unregulated energy businesses. We currently derive approximately 20% of our earnings from unregulated activities. This places us at the leading edge among local natural gas distribution companies such as our Company. This strategy is designed to grow the Company's earnings. We believe that this strategy will produce commensurate increase in the market value of our stock and in time should result in a greater total overall return.

                                     [LOGO]

    As this is a departure from our historical practices, we are offering those of you who wish to do so an opportunity to sell your shares at a price that exceeds the $23.31 closing price on October 1, 1997, the last trading day prior to the commencement of the Offer.

    Our solid underlying earnings prospects, combined with the effect of reduced shares outstanding, will position the Company to achieve greater growth in earnings going forward. This earnings growth will be further enhanced in the future as our cash flow enables the transaction debt to be repaid and increases available funds for future growth. By targeting a reduced dividend payout ratio, the potential for future dividend increases is strengthened in line with the projected growth in CTG's earnings.

    CTG's strategy focuses on total overall return on capital (market price increase plus dividend yield) and, for many of you, capital gains are taxed at lower rates than dividend income. The price range established for the Offer will allow those of you who desire a more income-directed investment to tender your shares to the Company on favorable terms. However, we believe that those of you who choose not to tender your shares will also benefit from this transaction. If all 1.8 million shares are tendered, the remaining shareholders will own a 20% greater interest in a more competitive company with stronger earnings per share growth potential.

    TEN is conducting the Offer through a procedure known as a "Dutch auction." This procedure allows you to decide whether to sell all or a part of the shares you own, if any. If you decide to sell any of your shares, you may then select the price within the range of not less than $23.50 or more than $27.00 per share at which you are willing to sell all or a portion of your shares. You may also elect to sell your shares at the "Purchase Price" which is described below.

    Based upon the number of shares tendered and the prices specified by the tendering shareholders, TEN will determine the single per share price (the "Purchase Price") within that range that will allow it to buy 1.8 million shares (or such other number of shares as are properly tendered) at prices that are at or below the Purchase Price. ALL SHAREHOLDERS WHOSE SHARES ARE PURCHASED WILL RECEIVE THE SAME PRICE PER SHARE. TEN will pay the Purchase Price for all shares properly tendered, and not withdrawn, at or below the Purchase Price, subject to possible proration and provisions relating to tenders of fewer than 100 shares. For tendering shareholders owning fewer than 100 shares, all of which, except as provided in the Offer, are tendered at or below the Purchase Price, there will be no proration of shares tendered. All other shares that have been tendered and not purchased will be returned to the tendering shareholder.

    IF YOU DO NOT WISH TO PARTICIPATE IN THE OFFER, YOU DO NOT HAVE TO TAKE ANY ACTION. If you do not participate in the Offer, and you decide to retain your shares, you will own a proportionately larger portion of the Company after the repurchase has been completed.

    IF YOU WANT TO TENDER YOUR SHARES, THE INSTRUCTIONS ON HOW TO DO SO ARE EXPLAINED IN THE ENCLOSED MATERIALS. If you decide to participate and TEN accepts your tender, you will promptly receive cash for your shares in the amount of the Purchase Price times the number of shares you have tendered, again, subject to possible proration of shares.

    The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. Included in the Offer to Purchase at Section 8, "Background and Purpose of the Offer," is a detailed discussion of management's purpose for conducting the Offer. As indicated, the Company's basic objective in this financial transaction is to enhance long-term shareholder value. I encourage you to read these materials carefully before making any decision with respect to the Offer.

    Neither TEN, CTG nor any of their subsidiaries or any of their respective Directors, Officers or Employees make any recommendations to any shareholder as to whether to tender all or any shares. Each shareholder must make his or her own decision as to whether to tender shares and if so, how many shares to tender and at what price.

    No member of the Board of Directors nor the Officers of CTG and its wholly-owned subsidiaries intends to tender any shares during the offering period.

    Please note that the Offer will expire at 12:00 Midnight, Eastern Standard Time, on Thursday, October 30, 1997, unless extended by the Company. IF YOU HAVE ANY QUESTIONS REGARDING THE OFFER OR REQUIRE ASSISTANCE, PLEASE CONTACT THE INFORMATION AGENT, D.F. KING & CO., TOLL-FREE AT 1-800-578-5378 OR CALL COLLECT AT 212-269-5550.

    On behalf of your Board of Directors, thank you for your consideration of this Offer.

                                          Sincerely,

                                                       [LOGO]

                                          Victor H. Frauenhofer
                                          CHAIRMAN OF THE BOARD AND
                                          CHIEF EXECUTIVE OFFICER

                                       3